Filed pursuant to Rule 253(g)(2)
File No. 024-12643

SUPPLEMENT NO. 2 DATED NOVEMBER 14, 2025
TO THE OFFERING CIRCULAR DATED SEPTEMBER 16, 2025

DAMON INC.
4601 Canada Way, Suite #402
Burnaby, BC V5G 4X7
Canada
(236) 326-3619

This document supplements, and should be read in conjunction with, the offering circular of Damon Inc. (“we,” “our,” “us,” or the “Company”), dated September 16, 2025 (the “Offering Circular”) and Supplement No. 1 to Offering Circular filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2025. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This supplement is being filed to include the information in our Quarterly Report on Form 10-Q filed by the Company with the SEC on November 13, 2025, which includes the Company’s unaudited financial statements for the quarter ended September 30, 2025.

Investing in our common shares and warrants involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” in the Offering Circular starting on page 13 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 2 to the Offering Circular is November 14, 2025.

Quarterly Report on Form 10-Q

(See attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 001-42190

DAMON INC.

(Exact name of registrant as specified in its charter)

British Columbia	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4601 Canada Way

Suite #402

Burnaby, BC V5G 4X7

(Address of principal executive offices)

(Zip Code)

(236) 326-3619

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the issuer is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 13, 2025, there were 21,047,390 common shares, no par value, issued and outstanding.

DAMON INC.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION

CONTAINED IN THIS REPORT

This Quarterly Report on Form 10-Q (this “Form 10-Q”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on our management’s current expectations, assumptions or forecasts of future events based on information currently available to our management. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this Form 10-Q. In particular, these include statements relating to future actions; prospective products, applications, customers and technologies; future performance or results of anticipated products and services; anticipated expenses; and projected financial results. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our history of losses;

●	our ability to implement our growth strategy and achieve profitability;

●	our limited operating history with recent acquisitions;

●	our ability to obtain adequate financing in the future as needed;

●	our ability to continue as a going concern;

●	our status as a foreign private issuer;

●	our ability to establish and maintain an active market for our securities on the over-the-counter market maintained by OTC Markets Group Inc. (“OTC Markets”);

●	customer demand for or acceptance of the products and services we develop or supply;

●	the impact of competitive or alternative products, technologies and pricing;

●	emerging competition and rapidly advancing technology in our industry that may outpace our technology;

●	our ability to manufacture or distribute any products we develop or supply, and to secure and maintain strategic supply and manufacturing arrangements;

●	our ability to protect our intellectual property;

●	impact of any changes in existing or future regulatory and tax regimes applying to our business;

●	our ability to successfully consummate strategic transactions and integrate companies or technologies we acquire;

●	our ability to attract and retain management and other employees who possess specialized knowledge and technical skills;

●	our ability to develop and maintain effective internal controls;

●	general economic conditions and events and the impact they may have on us and our customers, including, but not limited to escalating tariff and non-tariff trade measures imposed by the United States and other countries, increases in inflation rates and rates of interest, supply chain challenges, increased costs for materials and labor, cybersecurity threats, volatility in the financial and stock markets, and geopolitical conflicts such as those in Russia/Ukraine and Israel/Hamas;

●	the outcome of any known and unknown litigation and regulatory proceedings;

●	our success at managing the risks involved in the foregoing items; and

●	other factors discussed in this Form 10-Q.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Form 10-Q, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Some of these risks and uncertainties may be amplified in the future and there may be additional risks that we currently consider immaterial, or which are unknown.

You should read this Form 10-Q and the documents that we have filed as exhibits to this Form 10-Q completely and with the understanding that our actual future results may be materially different from what we expect. Any forward-looking statement made by us in this Form 10-Q is based only on information currently available to us and speaks only as of the date on which it is made. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

EXPLANATORY NOTE

About the Company

On December 27, 2023 (the “record date”), we were spun off by our former parent company, XTI Aerospace Inc., formerly known as Inpixon (the “Parent”), by means of a transfer of all of our then outstanding common shares held by the Parent (the “spinoff shares”) to the Grafiti Holding Inc. Liquidating Trust (the “trust”), to be held for the benefit of holders of the Parent’s common stock, preferred stock and those outstanding warrants that were contractually entitled to participate in the distribution (collectively, the “participating Parent securityholders”). Following the effectiveness of our registration statement on Form 10-12B filed in connection with the spinoff (the “Form 10 Registration Statement”) on November 12, 2024, the trust delivered the spinoff shares to the participating Parent securityholders, as beneficiaries of the trust, pro rata in accordance with their ownership of shares or underlying shares of the Parent’s common stock as of the record date.

On November 13, 2024, we completed a business combination transaction with Damon Motors Inc. (“Damon Motors”), resulting in Damon Motors becoming our wholly-owned subsidiary (the “Business Combination”). Upon completion of the Business Combination with Damon Motors, we changed our corporate name from “Grafiti Holding Inc.” to “Damon Inc.” For further information about these transactions, please refer to the current report on Form 8-K filed by the us with the Securities and Exchange Commission (the “SEC”) on November 18, 2024 (the “November 18, 2024 8-K”).

Unless otherwise stated or the context otherwise requires, “we,” the “Company,” “us,” “our” and similar terms refer to Damon Inc. (“Damon”), formerly known as Grafiti Holding Inc. (“Grafiti Holding”), and as appropriate, its subsidiaries.

About Our Foreign Private Issuer Status

 As a corporation organized under the laws of British Columbia, Canada, the Company qualifies as a “foreign private issuer,” as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) in the United States, based on the applicable criteria as of the last business day of the Company’s most recently completed second fiscal quarter, ended December 31, 2024. Notwithstanding the Company’s qualification as a foreign private issuer, the Company has voluntarily chosen to file with the U.S. Securities and Exchange Commission (the “SEC”) periodic and current reports and registration statements on forms prescribed for U.S. domestic issuers, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and registration statements on Form S-1, instead of filing on the reporting and registration forms available to foreign private issuers.

Although the Company has voluntarily chosen to file periodic reports and current reports, as well as registration statements, on U.S. domestic issuer forms, the Company will maintain its status as a foreign private issuer. Accordingly, as a foreign private issuer, the Company remains exempt from the U.S. federal proxy rules pursuant to Section 14 of the Exchange Act and Regulations 14A and 14C thereunder, Regulation FD, and its officers, directors, and principal shareholders are not subject to the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

About Our Reverse Stock Split

The Company effected a reverse stock split of its outstanding common shares at a ratio of 1-for-125, effective as of July 3, 2025. No fractional shares were issued; fractional shares less than one-half were cancelled, and those equal to or greater than one-half were rounded up to one whole share. We have reflected the reverse stock split herein, unless otherwise indicated.

All dollar amounts in this Quarterly Report on Form 10-Q are presented in United States dollars, unless otherwise indicated, which is the functional currency of the Company.

PART I — FINANCIAL INFORMATION

ITEM 1: FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information which are the accounting principles that are generally accepted in the United States of America and in accordance with the instructions for Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the condensed consolidated financial statements contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations, and cash flows of the Company for the interim periods presented.

The results for the period ended September 30, 2025 are not necessarily indicative of the results of operations for the full year. These financial statements and related notes should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended June 30, 2025 and the related notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025 filed with the SEC on September 30, 2025.

DAMON INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2025 (unaudited)	June 30, 2025
ASSETS

Current assets
Cash	$682,232	$2,479,283
Accounts receivable, net of allowance	80,523	22,131
Other current assets	406,110	846,748
Current assets	1,168,865	3,348,162
Non-current assets
Restricted cash	42,967	43,373
Premises lease deposits	133,527	133,532
Property and equipment, net	65,705	81,892
Operating lease right-of-use assets, net	404,827	475,739
Non-current assets	647,026	734,536
Total assets	$1,815,891	$4,082,698

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$5,314,287	$4,691,080
Customer deposits	434,885	444,759
Deferred revenue	237,612	204,231
Current portion of operating lease liabilities	229,624	294,475
Current portion of finance lease liabilities	172,693	178,447
Short-term debt	477,519	504,685
Pre-paid security purchase, net of debt discount	3,030,465	2,962,518
Convertible promissory note, net of debt discount	4,977,327	4,553,934
Current liabilities	14,874,412	13,834,129
Non-current liabilities
Non-current portion of operating lease liabilities	117,888	136,654
Non-current liabilities	117,888	136,654
Total liabilities	14,992,300	13,970,783
Commitment and contingencies (Note 14)

STOCKHOLDERS’ DEFICIT
Common shares without par value, unlimited shares authorized, 19,603,815 shares issued and outstanding as of September 30, 2025 (June 30, 2025 – 19,603,815)	118,513,491	118,513,491
Additional paid in capital	17,578,114	17,568,278
Accumulated other comprehensive loss	(7,299)	(11,598)
Accumulated deficit	(149,260,715)	(145,958,256)
Total stockholders’ deficit	(13,176,409)	(9,888,085)
Total liabilities and stockholders’ deficit	$1,815,891	$4,082,698

The accompanying notes are an integral part of these condensed consolidated financial statements.

DAMON INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited)

	Three months ended September 30,
	2025	2024

Revenue	$80,691	$-
Cost of revenue	40,345	-
Gross profit	40,346	-

Operating expenses
Research and development, net	1,109,302	57,221
General and administrative	1,689,370	790,027
Sales and marketing	130,966	174,166
Transaction costs	-	748,541
Depreciation	16,155	67,248
Foreign currency transaction (gain) / loss	(79,436)	62,738
	2,866,357	1,899,941

Loss from operations	(2,826,011)	(1,899,941)

Other expenses
Changes in fair value of financial liabilities	-	(4,657,388)
Finance expense	(476,448)	(854,846)
	(476,448)	(5,512,234)

Loss before income taxes	(3,302,459)	(7,412,175)
Current income tax expense	-	-
Net loss	$(3,302,459)	$(7,412,175)

COMPREHENSIVE LOSS
Net loss	$(3,302,459)	$(7,412,175)
Other comprehensive loss
Foreign currency translation adjustments	4,299	-
Comprehensive loss	$(3,298,160)	$(7,412,175)

Loss per common share – basic and diluted	$(0.17)	$(320)
Weighted average number of common shares outstanding – basic and diluted	19,603,815	23,152

The accompanying notes are an integral part of these condensed consolidated financial statements.

DAMON INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(unaudited)

	Common shares		Preferred shares		Additional paid in capital	Accumulated other comprehensive income (loss)	Accumulated Deficit	Stockholders’ deficit

As of June 30, 2025	19,603,815	$118,513,491	-	$-	$17,568,278	$(11,598)	$(145,958,256)	$(9,888,085)
Stock-based compensation	-	-	-	-	9,836	-	-	9,836
Foreign currency translation	-	-	-	-	-	4,299	-	4,299
Net loss	-	-	-	-	-	-	(3,302,459)	(3,302,459)
As of September 30, 2025	19,603,815	$118,513,491	-	$-	$17,578,114	$(7,299)	$(149,260,715)	$(13,176,409)

As of June 30, 2024	20,758	$1,938,751	3,528,408	$71,590,087	$16,629,612	$-	$(140,607,594)	$(50,449,144)
Conversion of Simple Agreements for Future Equity (SAFEs) at maturity	2,420	3,200,000	-	-	-	-	-	3,200,000
Stock-based compensation	-	-	-	-	16,295	-	-	16,295
Common share purchase warrants issued in connection with convertible promissory notes	-	-	-	-	287,387	-	-	287,387
Net loss	-	-	-	-	-	-	(7,412,175)	(7,412,175)
As of September 30, 2024	23,178	$5,138,751	3,528,408	$71,590,087	$16,933,294	$-	$(148,019,769)	$(54,357,637)

The accompanying notes are an integral part of these condensed consolidated financial statements.

DAMON INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended September 30, 2025	Three months ended September 30, 2024

Operating activities
Net loss:	$(3,302,459)	$(7,412,175)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	16,155	67,248
Stock-based compensation	9,836	16,295
Non-cash interest	499,174	809,520
Changes in fair value of financial liabilities	-	4,657,388
Foreign exchange (gain) / loss	(7,129)	20,309

Changes in operating assets and liabilities:
Other current assets and premises lease deposits	440,643	(25,763)
Accounts receivable	(58,392)	-
Funding receivable	-	(1,004,022)
Accounts payable and accrued liabilities	623,207	733,170
Deferred revenue	33,381	-
Operating lease	(3,602)	(16,370)
Customer deposits	(9,873)	(6,171)
Cash used in operating activities	(1,759,059)	(2,160,571)

Financing activities
Payments on finance leases	(1,821)	(1,759)
Proceeds from promissory notes	-	729,299
Repayment of short-term debt	(35,000)	-
Proceeds from convertible notes	-	555,000
Proceeds from senior secured promissory notes	-	596,000
Cash (used in) / provided by financing activities	(36,821)	1,878,540

Effect of exchange rates on cash holdings in foreign currencies	(1,577)	-
Net change in cash and restricted cash during the period	(1,797,457)	(282,031)
Cash and restricted cash at beginning of period	2,522,656	395,580
Cash and restricted cash at end of period	$725,199	$113,549

Supplemental disclosure of cash flow information:
Interest on finance lease paid	$2,122	$2,240
Supplemental disclosure of non-cash investing and financing activity:
SAFEs converted to common shares	-	3,200,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

DAMON INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

1. Nature and continuance of operation

Damon Inc. (“Damon” or “the Company”, formerly Grafiti Holding Inc. or “Grafiti”) was originally incorporated in British Columbia, Canada on October 17, 2023. Gratifi’s wholly owned subsidiary, Grafiti Limited (formerly known as “Inpixon Limited”) was incorporated in England and Wales on May 13, 2020. Grafiti Limited provides specialized scientific software products and services for the environmental sciences, life sciences, behavioral sciences, medical research and engineering domains.

On October 23, 2023, Grafiti and XTI Aerospace, Inc. (then parent company of Grafiti) entered into a Business Combination Agreement with Damon Motors, Inc. (“Damon Motors”), in which Damon Motors would amalgamate with a newly formed wholly-owned subsidiary of Grafiti (“Amalco Sub”), with Damon Motors continuing as the surviving entity (“Business Combination”). Damon Motors is developing motorcycles and other personal mobility solutions, integrating proprietary electric powertrain, shifting, and predictive awareness technologies to drive innovation through data intelligence and strategic partnerships.

On November 13, 2024, Damon Motors and Amalco Sub amalgamated to continue as a wholly-owned subsidiary of Grafiti (the “Amalgamation”). Following the Amalgamation, Damon Motors became a wholly-owned subsidiary of Grafiti and Grafiti was immediately renamed to “Damon Inc.” (also referred to herein as the “Pubco,” or the “combined company”). Throughout the notes to the consolidated financial statements, unless otherwise noted, the “Company,” “we”, “us” or “our” and similar terms refer to Damon Motors and its subsidiary prior to the consummation of the Business Combination, and Damon and its subsidiaries after the consummation of the Business Combination.

In accordance with ASC 805- Business Combinations (“ASC 805”), the Business Combination between Damon (formerly Grafiti) and Damon Motors was accounted for as a reverse acquisition for financial reporting purposes, with Damon (formerly Grafiti) as the legal acquirer and Damon Motors treated as the accounting acquirer. Damon (formerly Grafiti) remains the continuing registrant and reporting company. Accordingly, the historical financial and operating data of the Company, which covers periods prior to the closing date of the Business Combination, reflects the assets, liabilities, and results of operations for Damon Motors and does not reflect the assets, liabilities and results of operations of Damon (formerly Grafiti) for the periods prior to November 12, 2024.

The common shares of the combined company were listed on the Nasdaq Global Market under the ticker symbol “DMN”. Following a delisting determination by Nasdaq, trading of the Company’s common shares was halted on April 29, 2025. To enable the Company’s common shares to trade on an alternative market, the Company determined to forego its right to appeal Nasdaq’s delisting determination. The Nasdaq staff informed the Company that its common shares would resume trading on Nasdaq for one trading day, on May 19, 2025, prior to suspending the common shares as of the following trading day. The Company’s shares began trading on the OTC Pink Current Market (now the OTCID Basic Market) on May 20, 2025.

On July 3, 2025, the Company’s Board of Directors approved a reverse stock split of its issued and outstanding common shares, without par value, at a ratio of 1-for-125. After the reverse stock split, every 125 issued and outstanding common shares were converted automatically into one common share. The total number of issued and outstanding common shares was reduced by a corresponding proportion from 2,450,477,042 to 19,603,815. All share and per share amounts have been retroactively adjusted to reflect the reverse stock split for all periods presented.

The Company’s common shares are currently traded on the OTCID Basic Market under the symbol “DMNIF.” These financial statements are presented in United States dollars, unless otherwise noted, which is the reporting and functional currency of the Company.

Going concern

The accompanying condensed interim unaudited consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The going concern basis of presentation assumes that the Company will continue in operation one year after the date these financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company is subject to a number of risks, including, but not limited to, the need for successful development and commercialization of products and services, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, litigation, dependence on key individuals, and risks associated with changes in electric automotive technology. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to fund the commercialization of its electrical motorcycles and other personal mobility products and services, and meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company has utilized $1,759,059 of cash in operations for the three months ended September 30, 2025 and expects to incur future additional losses. These conditions indicate material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern within one year after the financial statement issuance date.

When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Management’s plans to address the uncertainty that the Company will continue as a going concern include obtaining sufficient debt and equity financing for the Company’s operations and development plans. There is no assurance that the Company will obtain sufficient financing in a timely manner. As such, the substantial doubt of the Company’s ability to continue as a going concern has not been alleviated by management’s plans.

2. Summary of significant accounting policies

Basis of presentation and consolidation

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for annual audited financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended June 30, 2025 and the related notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025 filed with the SEC on September 30, 2025.

The condensed interim unaudited consolidated financial statements incorporate the financial statements of the Company and its wholly owned subsidiaries, Grafiti Limited (formerly known as “Inpixon Limited”), Damon Motors Inc. and Damon Motors Corporation, over which the Company has control. Control occurs when the Company has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect its returns. All intercompany transactions and balances between the Company and the subsidiary are eliminated upon consolidation.

Basis of measurement

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below. In addition, these financial statements have been prepared using the accrual basis of accounting.

Significant accounting estimates and judgements

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates made by management.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant estimates include the following:

●	Classification and measurement of financial instruments

Recent accounting pronouncements not yet adopted

 In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures (“ASU 2023-09”), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. The Company will adopt ASU No. 2023-09 in its fourth quarter of 2026. ASU No. 2023-09 allows for adoption using either a prospective or retrospective method. The Company is currently evaluating the impact that the updated standard will have on the Company’s disclosures within the consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, that requires public companies to disclose, in interim and reporting periods, additional information about certain expenses in the financial statements. For public business entities, it is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the impact that the updated standard will have on the Company’s disclosures within the consolidated financial statements.

3. Cash and restricted cash

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	September 30, 2025	June 30, 2025
Cash	$682,232	$2,479,283
Restricted cash	42,967	43,373
Total cash and restricted cash	$725,199	$2,522,656

As of September 30, 2025 and June 30, 2025, the Company’s restricted cash consists of certificates of deposits related to the Company’s corporate credit card program.

4. Other current assets

	September 30, 2025	June 30, 2025
Prepaid engineering contract cost	$-	$389,505
Prepaid insurance	81,563	78,763
Prepaid software license fee	118,807	102,116
Deposits	99,415	136,189
Other prepaid expenses	106,325	140,175
	$406,110	$846,748

5. Accounts payable and accrued liabilities

	September 30, 2025	June 30, 2025
Trade payable	$4,162,193	$3,790,515
Due to related parties	176,119	101,955
Payroll liabilities	225,378	254,846
Accrued liabilities and other payables	750,597	543,764
	$5,314,287	$4,691,080

As of September 30, 2025, $129,050 (June 30, 2025 - $168,278) was related to severance and included in payroll liabilities.

Included in accrued liabilities and other payables is an amount owing for the Technical Design Agreement with Engines Engineering S.p.a. (“EE”) of $177,529 as of September 30, 2025 (June 30, 2025 - $Nil). Also see Note 14.

Included in accrued liabilities and other payables is an amount owing for the surrender and settlement of the Damon Motors lease of a Surrey, British Columbia manufacturing facility of $233,653 as of September 30, 2025 (June 30, 2025 - $238,934). Also see Note 14.

As of September 30, 2025, $176,119 (June 30, 2025 - $101,955) was due for remuneration payable to key management and a director.

6. Leases

The Company has operating leases for its office spaces and finance leases for its equipment trailer.

The lease liability in connection with operating and finance leases are included in non-current lease liabilities and current portion of lease liabilities on the consolidated balance sheets as follows:

Operating leases:	September 30, 2025	June 30, 2025
Operating lease right-of-use assets	$404,827	$475,739

Current portion of operating lease liabilities	$229,624	$294,475
Long-term portion of operating lease liabilities	117,888	136,654
Total operating lease liabilities	$347,512	$431,129

Finance leases:	September 30, 2025	June 30, 2025
Property, plant and equipment, net	$41,694	$51,934

Current portion of finance lease liabilities and total finance lease liabilities	$172,693	$178,447

The following lease costs are included in the consolidated statements of operations:

	Three months ended September 30, 2025	Three months ended September 30, 2024

Operating lease expense:
Operating lease expense	$135,048	$145,735
Short-term lease expense	2,485	-
Total operating lease expense	137,533	145,735

Finance lease expense:
Amortization of leased assets	10,240	10,386
Interest on lease liabilities	2,122	2,240
Total finance lease expense	12,362	12,626

Rental income	(65,553)	-
Total lease costs	$84,342	$158,361

The Company has calculated the weighted-average remaining lease term, presented in years below, and the weighted-average discount rate for the operating lease population. The Company uses the incremental borrowing rate as the lease discount rate, unless the lessor’s rate implicit in the lease is readily determinable, in which case it is used.

September 30, 2025
Weighted-average remaining lease term (in years)
Operating leases	1.63
Finance leases	0.73

Weighted-average discount rate:
Operating leases	12%
Finance leases	4.89%

As of September 30, 2025, the maturities of our lease liabilities (excluding short-term leases) are as follows:

	Operating leases	Finance leases
2025	$85,149	$3,920
2026	187,194	174,291
2027	77,617	-
2028	32,341	-
Total minimum lease payments	382,301	178,211
Less: interest	34,789	5,518
Present value of lease obligations	347,512	172,693
Less: Current portion	229,624	172,693
Long-term portion of lease obligations	$117,888	$-

7. Short-term debt

On April 16, 2024, the Company signed an agreement to issue as payment and settlement of professional fees owing, a promissory note in the aggregate amount of $542,753 with an interest rate at 5.5% per annum in favour of Wilson Sonsini Goodrich & Rosati Professional Corporation (“WSGR”). On September 16, 2024, the Company signed an amendment to the promissory note agreement with WSGR to modify the due date from September 1, 2024 to October 31, 2024. On November 11, 2024, the Company signed another amendment to the promissory note agreement with WSGR to modify the due date of October 31, 2024 to December 15, 2024. Interest expense on short-term debt for the three months ended September 30, 2025 amounted $7,835 (three months ended September 30, 2024- $8,193), which was not paid and included in the short-term debt balance in the consolidated balance sheet as of September 30, 2025. As of September 30, 2025, WSGR promissory note amounted to $477,519 (June 30, 2025 - $504,685), including interest payable of $49,767 (June 30, 2025 - $41,932), which is still outstanding. As of September 30, 2025, the WSGR promissory note was in default. No consequences of default have been incurred by the Company; however, the Company plans to repay the outstanding balance in monthly installments by the end of May 31, 2026.

8. Pre-paid security purchase

On December 20, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company agreed to issue and sell to Streeterville pre-paid purchases at an aggregate purchase price of up to $10,000,000 for the purchase of the Company’s common shares. Each pre-paid purchase includes an original issue discount of 7% and accrues interest at an annual rate of 8%. As consideration for Streeterville’s commitment, the Company issued 2,744 common shares to Streeterville. Also, $100,000 from the initial pre-paid purchase funding, and 15% of the funding from subsequent pre-paid purchases, shall be used to repay the indebtedness under the secured promissory note issued to Streeterville in June 2024 with an original principal amount of $6,470,000 (Note 9).

On February 27, 2025, the Company and Streeterville entered into an Amendment No. 1. Under the Amendment No. 1, the Company represented as to its foreign private issuer status and ability to follow home country practice instead of Nasdaq Listing Rule 5635(d) shareholder approval requirements. The parties agreed that, as long as the Company remains a foreign private issuer, the Company is not required to seek shareholder approval for issuing shares above the limit set by Nasdaq Listing Rule 5635(d). If the Company loses its foreign private issuer status, it must obtain such approval within 90 days. Additionally, the Company agreed to permit Streeterville, beginning 45 days after the closing of March 2025 financing, to unilaterally elect to make pre-paid purchases up to $3,000,000 of the remaining commitment amount, without affecting the Company’s rights to require Streeterville to make pre-paid purchases.

As of September 30, 2025, the Company has received an aggregate of $4,400,000 from Streeterville out of the total $10,000,000 committed amount, resulting in an outstanding principal balance of $4,708,000. Of the $4,400,000 received, a total of $460,000 has been used to repay the indebtedness under the secured promissory note issued to Streeterville in June 2024.

During the year ended June 30, 2025, Streeterville purchased, and the Company issued, a total of 65,068 common shares to satisfy pre-paid purchases made through this date, based on the pricing formula described in the Streeterville Securities Purchase Agreement, and the outstanding principal balance was reduced by $1,550,000.

Interest expense on pre-paid security purchase for the three months ended September 30, 2025 amounted $67,947 (three months ended September 30, 2024- $nil), which was not paid and included in the pre-paid security purchase balance in the consolidated balance sheet as of September 30, 2025. As of September 30, 2025, pre-paid purchases amounted to $3,030,465, including principal balance of $3,158,000, interest payable of $199,929, net off $327,464 unamortized discount and transaction cost.

As of September 30, 2025, the Company is in technical default, but Streeterville has not issued a default letter.

9. Convertible promissory note

On June 26, 2024, Grafiti and Streeterville Capital, LLC (“Streeterville” or “Investor”) entered into a note purchase agreement, pursuant to which Grafiti agreed to sell, and Streeterville agreed to purchase, a secured promissory note in an aggregate original principal amount of $6,470,000 (the “Streeterville Note”). The Streeterville Note accrues interest on the outstanding balance of the note at the rate of 10% per annum, and all principal plus accrued interest is due and payable in December 2025. The Streeterville Note carries an original issue discount of $1,450,000 and $20,000 of issuance costs to cover legal, accounting, due diligence, monitoring and other transaction costs, which were recorded as a contract liability within long-term debt and will be amortized over the term of the note.

Starting on the earlier of 13 months after the closing of the Business Combination or January 1, 2026, the Investor may require the borrower to redeem up to one-sixth of the note’s initial principal and accrued interest monthly, and any unexercised redemption amounts can be carried over to future months. Grafiti has also agreed to not issue or sell any equity securities for capital raising purposes without the Investor’s prior consent.

On November 13, 2024, upon consummation of the business combination, the outstanding balance of the convertible promissory note of $2,037,984 was assumed by the Company.

On February 27, 2025, the Company and Streeterville entered into an amendment, pursuant to which, Streeterville was granted the right to convert from time to time at its election, all or any portion of the outstanding balance of the Steeterville Note into common shares of the Company. The number of common shares to be converted will be calculated using the conversion price, which is 90% of the lowest daily volume weighted average price of the Company’s common shares during the ten trading days preceding the delivery date of a conversion notice. The amendment was accounted for as a debt modification and the conversion feature should be accounted for as a derivative instrument. However, the conversion feature is considered to have immaterial value due to the high weight of probability that it will not be exercised due to the uncertainty of lack of trading liquidity. Subsequent to September 30, 2025, the floor price was adjusted to $0.10 upon the first closing of common shares sold under the Tier II Regulation A Offering (Note 15).

As of September 30, 2025, the total outstanding balance of the Streeterville Note consists of $4,253,832 principal, $237,868 monitoring fee, $771,294 accrued interest, and $285,667 unamortized debt discount and issuance costs,.

Interest expense on the convertible promissory note for the three months ended September 30, 2025 totaled $423,392 (three months ended September 30, 2024 - $nil), which was not paid and included in the convertible promissory note balance in the consolidated balance sheet as of September 30, 2025.

Convertible promissory note as of September 30, 2025 consisted of the following:

Convertible promissory note:	Maturity	September 30, 2025	June 30, 2025
Streeterville Note	12/26/2025	$5,262,994	$5,130,217
Unamortized debt discount		(285,667)	(576,283)
Total convertible promissory note		$4,977,327	$4,553,934

10. Share capital and other components of equity

Stock options

On August 30, 2017 (and amended on September 24, 2021), the Board adopted a Stock Option Plan which provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, and consultants, non-transferable stock options to purchase common shares of the Company. As per the terms of the Stock Option Plan, the requisite vesting period of the employees is generally four years.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. During the three months ended September 30, 2025 and 2024, the Company issued nil stock options.

A summary of the changes in the Company’s stock options is as follows:

Stock options (#)
Outstanding, June 30, 2025	5,781
Expired/cancelled	(4,606)
Outstanding, September 30, 2025	1,175

Details of stock options outstanding at September 30, 2025 were as follows:

Exercise price	Weighted average contractual life	Number of options outstanding	Number of options exercisable

$71	4.72	395	395
$119	5.75	279	279
$154	2.71	94	94
$1,591	7.21	407	303
		1,175	1,071

During the three months ended September 30, 2025, the Company recognized stock-based compensation expense of $9,836 (three months ended September 30, 2024 – $16,295).

Warrants

For warrants that meet the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance.

Warrants of the Company classified as equity are composed of the following as at September 30, 2025:

Date of issuance	Number of warrants outstanding	Number of warrants exercisable	Exercise price	Expiry date
June 16, 2023	2,664	2,664	$976	June 15, 2028
August 10, 2023	1,091	1,091	$976	August 9, 2028
September 13, 2023	1,086	1,086	$976	September 12, 2028
September 26, 2023	2,882	2,882	$976	September 25, 2028
September 30, 2023	204	204	$976	September 29, 2028
October 26, 2023	4,556	4,556	$976	October 25, 2028
December 15, 2023	372	372	$976	December 14, 2028
April 5, 2024	324	324	$976	April 4, 2029
April 26, 2024	159	159	$976	April 25, 2029
March 12, 2024	794	794	$976	March 11, 2029
March 26, 2024	90	90	$976	March 25, 2029
April 15, 2024	1,537	1,537	$976	April 14, 2029
May 1, 2024	78	78	$976	April 30, 2029
May 29, 2024	20	20	$976	May 28, 2029
July 20, 2024	256	256	$976	July 19, 2029
July 22, 2024	102	102	$976	July 21, 2029
July 30, 2024	20	20	$976	July 29, 2029
August 30, 2024	189	189	$976	August 29, 2029
October 8, 2024	512	512	$976	October 7, 2029
October 18, 2024	51	51	$976	October 17, 2029
November 12, 2024	499	499	$976	November 11, 2029
	17,486	17,486

11. Segment reporting

ASC 280 - Segment Reporting establishes standards for reporting information about operating segments on a basis consistent with internal organization reporting used by the Company’s chief operating decision maker, our CEO, for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. For the three months ended September 30, 2024, the Company was pre-revenue and pre-production and operated as a single reportable operating segment. Upon completion of the Business Combination, the Company’s operations consisted of two operating segments - electric personal mobility products and scientific software products and services.

The following table is our long-lived assets information by geography as of September 30, 2025 and June 30, 2025:

	September 30, 2025	June 30, 2025

Canada	$454,955	$539,725
United States	14,306	16,348
United Kingdom	1,271	1,558
	$470,532	$557,631

	Three months ended September 30, 2025
	Electric personal mobility products	Scientific software products and services	Consolidated
Revenue	$-	$80,691	$80,691
Gross profit	-	40,346	40,346
Depreciation	(15,901)	(254)	(16,155)
Operating expenses	(2,775,073)	(75,129)	(2,850,202)
Other expenses	(476,448)	-	(476,448)
Current income tax expense	-	-	-
Net loss	(3,267,422)	(35,037)	(3,302,459)
FX translation	-	4,299	4,299
Comprehensive loss	$(3,267,422)	$(30,738)	$(3,298,160)

	September 30, 2025		June 30, 2025
	Electric personal mobility products	Scientific software products and services	Electric personal mobility products	Scientific software products and services
Plant and equipment, net	$64,434	$1,271	$80,334	$1,558
Operating lease right-of-use assets	404,827	-	475,739	-
Other non-current assets	646,758	268	176,632	273
Total assets	$1,334,013	$481,878	$3,617,828	$464,870

12. Basic and diluted earning or loss per share

The calculation of basic and diluted loss per share for three months ended September 30, 2025 was based on the net loss attributable to common shareholders of $3,302,459 (three months ended September 30, 2024 – net loss of $7,412,175) and the weighted average number of common shares outstanding of 19,603,815 (three months ended September 30, 2024 –23,152).

The following table presents the potentially dilutive shares that were excluded from the computation of diluted loss per share because their effect was anti-dilutive:

	September 30, 2025	September 30, 2024
Stock options	1,175	15,532
Warrants	17,505	9,872
Preferred shares	-	3,528,408
Convertible promissory notes	52,629,939	29,189
	52,648,619	3,583,001

13. Business Combination

On October 23, 2023, Grafiti and XTI Aerospace, Inc. (then parent company of Grafiti) entered into a Business Combination Agreement with Damon Motors, Inc. (“Damon Motors”), in which Damon Motors would combine and merge with a newly formed wholly-owned subsidiary of Grafiti (“Amalco Sub”), with Damon Motors continuing as the surviving entity (“Business Combination”).

The following table presents the unaudited, pro forma consolidated results of operations for the three months ended September 30, 2024 as if the Business Combination had occurred at the beginning of fiscal year 2023. The pro forma information provided below is compiled from the pre-acquisition financial information of Grafiti. The pro forma results are not necessarily indicative of (i) the results of operations that would have occurred had the operations of this acquisition actually been acquired at the beginning of fiscal year 2023 or (ii) future results of operations:

Three months ended September 30, 2024
unaudited
Revenue	$101,969
Net loss	$(8,976,715)

14. Commitments and contingencies

A summary of undiscounted liabilities and future operating commitments as at September 30, 2025:

	Total	Within 1 year	2 - 5 years	Greater than 5 years

Purchase obligations	$903,778	$903,778	$-	$-
Investment obligation (1)	1,000,000	1,000,000	-	-
Total financial liabilities and commitments	$1,903,778	$1,903,778	$-	$-

(1)	The Company entered into a strategic partnership arrangement with a third-party. As part of the agreement, the Company agree to invest an aggregate amount of $1,000,000 in the third-party upon a future financing and negotiation of terms that are agreed to by both parties during the term of the agreement. As at the date of these financial statements no such arrangement has been made.

Technical Design Agreement

On April 4, 2025, the Company entered into a Technical Design Agreement (the “Agreement”) with Engines Engineering S.P.A. (“EE”), an Italian corporation specializing in vehicle engineering, design and development, to provide such services for development of the Company’s HyperSport Race electric motorcycle (the “Project”).

Under the Agreement, EE will be responsible for delivering services in multiple areas including technical compliance, component selection, development and validation testing, and prototyping. The Project is structured into nine development phases continuing through March 2026, with specific milestones and deliverables required at each phase.

The total contract value of the Agreement is $1,864,265 (€1,581,670). As of September 30, 2025, the Company has commitment to pay the remaining contract amount of $903,778 (€768,931) within one year in installments following the Company’s acceptance of the corresponding phase.

Pursuant to the Agreement, all work product developed under the Agreement will be owned by the Company upon full payment for the applicable phase, while EE retains ownership of its pre-existing intellectual property and grants the Company an irrevocable, perpetual, nonexclusive, worldwide and paid-up license to use such intellectual property and create derivative works when used as part of or in support of the work product developed under the Agreement.

Other matters

On September 30, 2023, the Company signed a full surrender agreement with the lessor of the Surrey, British Columbia manufacturing facility. Per the agreement, cash consideration must be paid in seven installments on or before the dates set forth in the agreement. In the event that the Company defaults on such payment obligations, the Company will immediately have to pay the lessor the full amount of all rent. On April 29, 2024 the Company requested payment deferment of the 5th and 6th instalment payment due on March 1, 2024 and May 1, 2024 respectively to July 1, 2024. On September 6, 2024, the lessor agreed to further defer the payments due on July 1, 2024 to be paid on or before September 30, 2024. On October 1, 2024, the Company and the lessor signed an amendment to the surrender agreement whereby the lessor agreed to a waiver of breach by the Company of its payment obligations. As of September 30, 2025, the Company has not made payments for the last three installments and the amount owing of $233,653 (June 30, 2025 - $238,934) was included in accounts payable and accrued liabilities.

The Company met the eligibility criteria under the Small Business Venture Capital Act (the “Act”) and was registered as an Eligible Business Corporation (“EBC”) in 2018. Under the Act, the Company was approved to raise up to $10 million through the issuance of authorized equity capital whereby the investing shareholders received up to 30% of the amount invested as a tax credit against their B.C. provincial taxes. Under this program, should the Company be out of compliance with the Act during the required five-year investment hold period, it would be contingently liable to repay any tax credits previously issued to investors. At the date of these financial statements, repayable tax credits are approximately $0.3 million. Management believes the Company is compliant with all relevant terms of the Act.

On March 7, 2025, the Company was served with a notice of civil claim (the “Notice”), which was filed on February 28, 2025, in the Supreme Court of British Columbia by Damon Jay Mercredi Giraud, former director and CEO of the Company (the “Plaintiff”), against the Company and all of the directors of the Company. The Notice alleges, among other things, that in connection with the Plaintiff’s resignation (i) the Board agreed to certain settlement terms which included provisions related to the payment of a listing bonus contingent on the Company’s successful listing on a recognized stock exchange (the “Listing Bonus”) and backpay for unpaid wages; and (ii) after the effective date of the Plaintiff’s resignation, the Company provided the Plaintiff with a written settlement agreement which fundamentally altered the terms of the previously agreed settlement terms, including the payment date for the Listing Bonus and backpay for unpaid wages; and (iii) that the Company has not discharged its obligations pursuant to the alleged settlement terms and (iv) that the Plaintiff received a letter from major shareholders containing unfounded accusations against the Plaintiff and threatening him with legal action, and that such letter was sent by or at the direction of the Company. The Company is required to respond within 21 days after the date a copy of the Notice was served. As of the date of the filing, the Company and its directors have responded to the Notice and the Company denies the allegations of wrongdoing described in the Notice. The relief sought by the Plaintiff includes, among others, specific performance of the allegedly original verbal settlement terms, an order assigning any debts in the Plaintiff’s name owed by the Company to the Company, and special costs, or, in the alternative, breach of an employment contract, and damages for wrongful dismissal.

On April 11, 2025, Andy DeFrancesco (“DeFrancesco”) filed a notice of civil claim (the “Claim”) against the Company in the Supreme Court of British Columbia. In the Claim, DeFrancesco alleges that, in or around October 2023, the Company’s executives verbally agreed to issue $3.2 million worth of the Company’s shares (the “Shares”) to DeFrancesco in exchange for past and future services provided to Damon, including advising and working with the Company on financings and other operational aspects. DeFrancesco further alleges the Shares were to be provided as soon as possible and that he delivered an irrevocable direction regarding delivery of the shares in November 2023, however the Company has refused to issue the Shares. The relief sought by DeFrancesco includes specific performance of the alleged verbal agreement and damages for loss of opportunities caused by the alleged breach of contract or, alternatively, unjust enrichment on a quantum meruit basis for the services allegedly provided by DeFrancesco. The Company filed a response to the Civil Claim (defense) on May 9, 2025, denying all allegations.

On September 9, 2025, Damon Motors Inc. was served with a notice of civil claim (the “Notice”), which was filed on September 4, 2025, in the Supreme Court of British Columbia, by Moz Holdings Canada Inc. (“Moz”), the landlord of 704 and 714 Alexander Street, Vancouver, BC, where Damon Motors Inc. had previously occupied space. Moz alleges that the Damon Motors Inc. has unpaid rent of $376,527 up to and including September 2025. Damon Motors does not agree with the claim made by Moz and will be filing a response denying the allegation.

15. Subsequent events

In addition to subsequent events disclosed elsewhere within these condensed consolidated financial statements, the following events occurred after September 30, 2025, up to the date these financial statements were issued:

On September 17, 2025, the Company commenced a Tier II Regulation A best-efforts offering of up to 300,000,000 units at $0.10 per unit, for gross proceeds of up to $30 million, pursuant to an offering statement qualified by the SEC on September 16, 2025. Each unit consists of one common share and one warrant to purchase one common share at an exercise price of $0.12 per share, exercisable for a period of three years. Investors subscribing $2,500 or more are entitled to receive additional bonus units, ranging from 2.5% to 10% of the purchase amount depending on the level of investment, with each bonus unit consisting of one bonus share and one bonus warrant on the same terms. As of November 13, 2025, we have issued 1,443,575 shares and 1,443,575 warrants under the Tier II Regulation A Offering.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our condensed consolidated financial statements and the corresponding notes included elsewhere in this Form 10-Q. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Other Information Contained in this Report” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview of Our Business

Our Personal Mobility Products Development Business Through Damon Motors

The material business of the Company operates through Damon Motors. Damon Motors is a British Columbia based company aiming to commercialize a smart and technologically advanced motorcycle and other personal mobility products with zero emissions while maintaining performance and safety and incorporating connectivity and artificial intelligence, and to leverage its technologies through potential licensing, software-as-a-service (“SAAS”) and related service offerings.

Damon Inc., through its wholly-owned subsidiary, Damon Motors, is developing electric motorcycles and other personal mobility products and services that seek to empower the personal mobility industry through innovation, data intelligence and strategic partnerships. Damon Motors is developing technology and investing in the capabilities to lead an integrated personal mobility ecosystem from individual travels to last mile delivery. With decades of combined management and engineering experience across the team’s careers, and a commitment to low carbon personal mobility solutions, Damon Motors is seeking to introduce existing enthusiasts to high-performance electric products while bringing new riders to the motorcycle community with first of its kind advances in zero emissions motorcycle performance, safety, connectivity and artificial intelligence (“AI”).

Founded in 2017, Damon Motors started reimagining the future of motorcycling by means of advanced safety design, electric vehicle powertrain technology and user experience. In 2019, Damon Motors took its first alpha prototype motorcycles and safety systems into the field to test the concept. In 2021, Damon Motors expanded its operations and R&D expertise to accelerate the engineering and development of its HyperDrive platform drive unit and the HyperSport motorcycle. Additionally, the Company has engaged Engines Engineering S.p.a. (“EE”), an Italian corporation specializing in vehicle engineering, design and development, to provide such services for development of the Company’s HyperSport Race electric motorcycle.

In parallel to our core capabilities, Damon has a Software-as-a-Solution (SaaS) base platform known as Damon I/O. Damon I/O is a turnkey rider intelligence and connected services platform tailored for motorcycle and personal mobility OEMs and fleet operators. It is designed to address the challenge of fragmented post-sale experiences by offering a seamless suite of tools: real-time diagnostics, over-the-air software updates, predictive maintenance alerts, branded mobile apps, and fleet dashboards, which are deployable within months.

While most IoT or telematics vendors offer generic solutions, Damon I/O is purpose-built for motorcycles and personal mobility, drawing on years of domain-specific R&D. It is white-labeled, customizable, and can integrate deeply with other OEM brands and hardware. With Damon I/O, users may gain a competitive edge in digital rider experiences, as well as the infrastructure to scale into the software-defined era of motorcycling and personal mobility. We are in the process of commercializing Damon I/O as a potential service offering, and we believe that as more Damon I/O powered vehicles are deployed, Damon I/O will grow smarter, creating a network effect that could expand our offering over time.

Damon Motors’s electric vehicles are developed with a set of proprietary design principles that elevate the brand, deliver differentiated riding experiences and bring emotion to electric propulsion. The initial product portfolio of motorcycle models will be built upon and utilize a single powertrain platform called HyperDrive™. As a patented, monocoque-constructed battery-chassis, HyperDrive houses a proprietary 150 kW 6-phase liquid cooled IPM motor-gearbox and proprietary electronics. This platform approach establishes a capital-efficient path to grow the product line to meet a wide range of future segments and price points, while also supporting a wide range of future motorcycle models and power sizes that share as much as 85 percent common parts. By using the frame of the battery as the motorcycle’s chassis, HyperDrive also achieves valuable weight and cost reduction advantages. With 150 kW of power at its disposal, HyperDrive has been specifically designed to compete with the performance of market leaders in the high-performance motorcycle market, whether internal combustion or electric. Thanks to the energy modularity designed into it, HyperDrive-based motorcycles can be detuned in power, energy and thus cost to support 500 – 1500cc power equivalent classes of motorcycles in both the North American and European markets, with price points ranging from $20,000 - $80,000.

The HyperDrive platform is contrasted by the smaller, less powerful and lower cost HyperLite platform, currently in its early design phase. HyperLite will be developed using a very similar design architecture as HyperDrive, enabling the production of a range of light weight, low to medium cost motorcycles and scooters with milder levels of horsepower that are more common in overseas and developing markets. With these two platforms paired with Damon Motors’s three patented cornerstone technologies, CoPilot™, Shift™ and its AI-enabled cloud platform. Damon Motors’s long-term objective is to build a premium, high-tech, electric motorcycle company that rivals the largest incumbents in both profit and annual volume, by providing a technologically enhanced riding experience that is not currently available from other manufacturers.

CoPilot provides a novel rider assistance and warning system integrated into the motorcycle. Shift allows the handlebars and foot pegs to mechatronically adjust on the fly, addressing issues of ergonomic comfort and allowing users to select different riding positions for changing conditions such as a lower, more aerodynamic position for highway use or a more upright position for urban use. Its AI-enabled cloud will collect environmental and situational data that, paired with over-the-air software updates, can drive a continual loop of collision warning improvements, with an aim to further reduce accident probability over time.

The commercial production of Damon Motors’s motorcycles is expected to commence after passing various internal and external tests and undergoing a self-certification process required for US-bound vehicle homologation. These tests include: the completion of Damon Motors’s ride quality and long-term durability testing, completion of FCC Title 47 certification for the onboard charger, completion of UN 38.3 battery testing, completion of Damon Motors’s internal battery testing, extreme temperature operation verification, brake testing per FMVSS, and an internal and external review of FMVSS compliance with Damon Motors engineering subcontractor TUV of Germany.

Our SAVES Distribution Business Through Grafiti Limited

The Company, through its wholly-owned subsidiary Grafiti Limited, distributes in the United Kingdom and certain other European countries data analytics and visualization software products referred to as “SAVES” primarily for scientists and engineers. Grafiti Limited products can be downloaded to a user’s desktop. These products help scientific research in the health and life sciences domain in the discovery of new drugs, in the study of the efficacy of established drugs and therapies, and in epidemic propagation research, among other applications. Engineers use our products for a multitude of applications which include, but are not limited to, conducting surface modelling analysis and curve fitting in order to design new engineering processes, studying signal attenuation and propagation in radio engineering. Potential automobile and motorcycle applications could include surface panel design for aerodynamics, aesthetic symmetry, and calculated asymmetry among others. We believe the Grafiti Limited regression analysis product could also be used for predicting vehicle sharing demand and pricing trends in various markets based on a wide range of variables.

Grafiti Limited’s strategy is to build a broader, long term customer base by increasing its sales of Grafiti Limited’s product offerings which will include cloud and Macintosh compatible data analytics and statistical visualization software products. We believe this will enable the Grafiti Limited business to focus on generating more recurring revenues in the future.

Our Corporate Strategy

Management continues to pursue a corporate strategy that is focused on building and developing our business as a provider of end-to-end solutions ranging from personal mobility products to the collection of data to delivering insights from that data to our customers with a focus on safety and data intelligence and engineering services. In connection with such strategy and to facilitate our long-term growth, we continue to evaluate various strategic opportunities, including partnerships with personal mobility products original equipment manufacturers (“OEMs”), and providers of complementary technologies and intellectual property (“IP”) to further our goals by adding technology, differentiation, customers and/or revenue. We are primarily looking for partnerships that have business value and operational synergies, but will be opportunistic for other strategic and/or attractive transactions. We believe these complementary technologies will add value to the Company and allow us to provide a comprehensive integrated personal mobility ecosystem to our customers. In addition, we may seek to expand our capabilities around safety, security, AI, augmented reality and virtual reality or other high growth sectors. Candidates with proven technologies and personal mobility products that complement our overall strategy may come from anywhere in the world, as long as there are strategic and financial reasons to establish the partnership. We are also exploring opportunities that will supplement our revenue growth, which may include accretive acquisitions that provide business value and operational synergies, as well as other opportunistic or strategic transactions that we believe may increase overall shareholder value. These may include, but are not limited to, alternative investment opportunities, such as minority investments, acquisitions or joint ventures. If we make any acquisitions in the future, we expect that we may pay for such acquisitions using our equity securities and/or cash and debt financings in combinations appropriate for each acquisition.

Recent Transactions

Reverse Stock Split

On July 3, 2025, the Company effected a reverse split of its outstanding common shares at a ratio of 1-for-125, as approved by the Company’s Board of Directors pursuant to its articles (the “Reverse Split”). All share and per share amounts have been retroactively adjusted to reflect the reverse stock split for all periods presented. Following the Reverse Split, the new CUSIP number for the Company’s common shares is 235750205, and the new ISIN is CA2357502053.

No fractional shares have been issued. Any fractional share that is less than one-half (1/2) of a share has been cancelled, and any fractional share equal to or greater than one-half (1/2) of a share has been rounded up to one whole share. The exercise or conversion prices and the number of shares issuable under the Company’s outstanding exercisable or convertible securities have been proportionately adjusted to reflect the Reverse Split.

Tier II Regulation A Offering

On September 17, 2025, the Company commenced a Tier II Regulation A best-efforts offering of up to 300,000,000 units at $0.10 per unit, for gross proceeds of up to $30 million, pursuant to an offering statement qualified by the SEC on September 16, 2025. Each unit consists of one common share and one warrant to purchase one common share at an exercise price of $0.12 per share, exercisable for a period of three years. Investors subscribing $2,500 or more are entitled to receive additional bonus units, ranging from 2.5% to 10% of the purchase amount depending on the level of investment, with each bonus unit consisting of one bonus share and one bonus warrant on the same terms. As of November 13, 2025, we have issued 1,443,575 shares and 1,443,575 warrants under the Tier II Regulation A Offering.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We evaluate our critical accounting estimates and assumptions on an ongoing basis. Our estimates are based on historical experience, current trends, and various other assumptions that we believe to be reasonable under the circumstances to ensure that our financial statements are presented fairly and in accordance with GAAP. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows may be affected. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

There have been no significant changes to our critical accounting estimates as compared to those disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended June 30, 2025 included the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025 filed with the SEC on September 30, 2025.

Results of Operations

The following financial information is for the three months ended September 30, 2025 and 2024:

	Three Months Ended
	September 30, 2025	September 30, 2024
Revenue	$80,691	$-
Cost of revenue	40,345	-
Gross profit	40,346	-

Operating expenses:
Research and development, net	1,109,302	57,221
General and administrative	1,689,370	790,027
Sales and marketing	130,966	174,166
Transaction costs	-	748,541
Depreciation	16,155	67,248
Foreign currency transaction loss/(gain)	(79,436)	62,738
Total operating expenses	2,866,357	1,899,941

Operating loss	(2,826,011)	(1,899,941)

Other non-operating income / (loss)	(476,448)	(5,512,234)
Current income tax expense	-	-
Net loss	$(3,302,459)	$(7,412,175)

Revenue

The Company derives revenue from the sale of software and software as a service. Revenue for the three months ended September, 2025 was $80,691, compared to $nil for the corresponding period in 2024. The increase of revenue was due to the Company having consolidated the newly acquired subsidiary, Grafiti Limited. Grafiti Limited generates revenue from providing scientific software products and services. All the revenue post the acquisition date has been consolidated by the Company.

Cost of revenue and gross profit

Cost of revenues for the three months ended September 30, 2025 amounted to $40,345, compared to $nil for the corresponding period in 2024, resulting in a gross profit margin of 50%.

Research and development expenses

Research and development expenses were $1,109,302 for the three months ended September 30, 2025, compared to $57,221 for the three months ended September 30, 2024. The increase of $1,052,081 was primarily a result of the following:

●	Canadian Scientific Research & Development tax credits recognized decreased by approximately $1,004,000;

●	engineering contract expense increased by approximately $608,000, mainly due to the engineering expenses recognized under the Technical Design Agreement entered with EE;

●	other expenses increased by approximately $28,000; partially offset by

●	salaries decreased by approximately $441,000 by creating economical efficiencies in providing an asset light manufacturing model that has led to reduction in headcount;

●	rent expense decreased by approximately $147,000.

The Company anticipates research and development expenses will increase as the Company entered into a Technical Design Agreement for the development of the Company’s HyperSport Race electric motorcycle.

General and administrative expenses

For the three months ended September 30, 2025, general and administrative expenses were $1,689,370, compared to $790,027 for the three months ended September 30, 2024. The increase of $899,343 was primarily a result of the following:

●	legal fee increased by approximately $281,000;

●	audit and consulting fee increased by approximately $165,000;

●	professional fee increased by approximately $179,000;

●	insurance increased by approximately $133,000;

●	salaries increased by approximately $54,000;

●	investor relation expense increased by approximately $47,000;

●	rent expense increased by approximately $32,000;

●	other expenses increased by approximately $8,000.

The Company anticipates that general and administrative expenses for the remaining fiscal year will be similar to this past quarter, but outside of our normal activities, there will be an increase in the Reg A+ offering marketing specific to that financing.

Sales and marketing expenses

Sales and marketing expenses were $130,966 for the three months ended September 30, 2025, compared to $174,166 for the three months ended September 30, 2024. The decrease in sales and marketing expenses was primarily attributable to the decreased sales and marketing activities.

The Company anticipates sales and marketing expenses will increase in the coming months as we launch our HyperSport Race marketing campaigns.

Transaction costs

Transaction costs were $nil for the three months ended September 30, 2025, compared to $748,541 for the three months ended September 30, 2024. Transaction costs were legal, professional and consulting fees related to the business combination transaction completed in November 2024.

Other non-operating income / (loss)

For the three months ended September 30, 2025, other non-operating loss were $476,448, compared to $5,512,234 for the three months ended September 30, 2024.

For the three months ended September 30, 2025, the Company incurred finance expense of $476,448.

For the three months ended September 30, 2024, the Company recorded loss from change in fair value of financial liabilities of $4,657,388 with respect to financial instruments categorized as Level 3. Also, the Company incurred finance expense of $854,846.

Net loss

During the three months ended September 30, 2025, the Company incurred a net loss of $3,302,459, compared to a net loss of $7,412,175 for the three months ended September 30, 2024. The decrease in net loss is mainly due to $nil fair value loss recognized in the three months ended September 30, 2025, compared to a fair value loss of $4,657,388 for the three months ended September 30, 2024.

Liquidity and capital resources

As of September 30, 2025, the Company had cash of $682,232, and working capital deficiency of approximately $13.7 million. The Company’s expected future losses cast substantial doubt upon its ability to continue as a going concern within one year after the financial statement issuance date. Furthermore, the Company had negative cash flows from operating activities of approximately $1.8 million for the three months ended September 30, 2025. These operating losses and negative cash flows were mainly the result of on-going operating costs and financing cost to sustain its operation. Based on the foregoing and its growth strategy, the Company expects to continue to make significant expenditures to expand its business and develop operations in the future. As a result, the Company may continue to incur operating losses and have negative cash flows in the short term, as it continues to execute on its growth strategy and develop operations to produce the motorcycles to meet delivery of the motorcycles in our order book.

The Company’s primary sources of liquidity used in the funding of its operations and the execution of its growth comes from on-going fund raised in the form of issuance of share capital. The Company cannot provide assurance that the Company will secure financing in a timely manner. As such, the substantial doubt of the Company’s ability to continue as a going concern has not been alleviated by management’s plans.

Summary of cash flows

	Three Months Ended
	September 30, 2025	September 30, 2024
Cash Flows:
Cash flows used in operating activities	$(1,759,059)	$(2,160,571)
Cash flows (used in) / provided by financing activities	(36,821)	1,878,540
Effect of exchange rates on cash holdings in foreign currencies	(1,577)	-
Decrease in cash and restricted cash	$(1,797,457)	$(282,031)

Cash flows used in operating activities

During the three months ended September 30, 2025, cash used in operating activities was $1,759,059, compared with $2,160,571 for the three months ended September 30, 2024. Cash used in operating activities decreased by $401,512 principally as a result of a positive impact from changes in working capital of approximately $1,385,000 and a decrease of interest payment of approximately $68,000, partially offset by an increase of cash operating expenses by approximately $1,051,000.

Cash flows (used in) / provided by financing activities

During the three months ended September 30, 2025, cash used in financing activities were $36,821 compared with cash provided by financing activities of $1,878,540 for the three months ended September 30, 2024.

During the three months ended September 30, 2025:

●	the Company made payments of debt approximately $35,000.

During the three months ended September 30, 2024:

●	the Company received approximately $729,000 from promissory notes;

●	the Company received approximately $596,000 from senior secured promissory notes;

●	the Company received approximately $555,000 from convertible notes issuances.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer (our principal executive officer) and our chief financial officer (our principal financial and accounting officer), of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. The evaluation was undertaken in consultation with our accounting personnel. Based on that evaluation, our chief executive officer and our chief financial officer concluded that as of September 30, 2025, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met. We have performed an evaluation of the effectiveness of our internal control over financial reporting, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was not effective as of September 30, 2025 due to material weaknesses described below. A material weakness is a control deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented or detected and corrected on a timely basis.

a.	Management determined the lack of adequate controls with respect to identifying and accounting for material contracts / agreements. This was evidenced by management’s failure to properly identify and account for previously settled fees owed to a former advisor that became due upon closing of the business combination, which resulted in a restatement of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2024, to correct understatement of expenses and accounts payable and accrued expense. Accordingly, management has determined that this control deficiency constituted a material weakness.

b.	Management identified information technology deficiencies below in the design, implementation and, operation of controls over program change management, and vendor management controls, which constituted a material weakness:

i.	IT program and data changes affecting the Company’s financial IT applications and underlying accounting records, are identified, tested, authorized and implemented appropriately to validate that data produced by its relevant IT system(s) were complete and accurate. Automated process-level and manual controls that are dependent upon the information derived from such financially relevant systems were also determined to be ineffective as a result of such deficiency.

ii.	key third party service provider SOC reports were obtained and reviewed.

Remediation Completed and Remediation Plan for the Material Weakness

To remediate the material weaknesses identified above, we have remediated and initiated controls and procedures as follows:

●	educated control owners concerning the principles and requirements of each control, with a focus on those related to user access to our financial reporting systems impacting financial reporting;

●	developed and maintain documentation to promote knowledge transfer upon personnel and function changes;

●	developed enhanced controls and reviews related to our financial reporting systems;

●	performed an in-depth analysis of who should have access to perform key functions within our financial reporting system that impact financial reporting and redesigned aspects of the system to better allow the access rights to be implemented;

●	cross referencing analysis to be completed on a quarterly basis; and

●	implemented additional levels of internal review of financial statements and any adjustments made thereto.

The material weaknesses identified above will not be considered remediated until our remediation efforts have been fully concluded that these controls are operating effectively.

Management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, no evaluation of internal control over financial reporting can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been or will be detected.

Changes in Internal Controls Over Financial Reporting

Other than as described above under “- The Remediation of Material Weakness,” there have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the last completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations of the Effectiveness of Control

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations of any control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

On March 7, 2025, the Company was served with a notice of civil claim (the “Notice”), which was filed on February 28, 2025, in the Supreme Court of British Columbia, by Damon Jay Mercredi Giraud, former director and CEO of the Company (the “Plaintiff”), against the Company and all of the directors of the Company. The Notice alleges, among other things, that in connection with the Plaintiff’s resignation: (i) the Board agreed to certain settlement terms which included provisions related to the payment of a listing bonus contingent on the Company’s successful listing on a recognized stock exchange (the “Listing Bonus”) and backpay for unpaid wages; and (ii) after the effective date of the Plaintiff’s resignation, the Company provided the Plaintiff with a written settlement agreement which fundamentally altered the terms of the previously agreed settlement terms, including the payment date for the Listing Bonus and backpay for unpaid wages; and (iii) that the Company has not discharged its obligations pursuant to the alleged settlement terms; and (iv) that the Plaintiff received a letter from major shareholders containing unfounded accusations against the Plaintiff and threatening him with legal action, and that such letter was sent by or at the direction of the Company. The Company was required to respond within 21 days after the date a copy of the Notice was served. As of the date of this filing, the Company and its directors have responded to the Notice and the Company denies the allegations of wrongdoing described in the Notice. The relief sought by the Plaintiff includes, among others, specific performance of the allegedly original verbal settlement terms, an order assigning any debts in the Plaintiff’s name owed by the Company to the Company, and special costs, or, in the alternative, breach of an employment contract, and damages for wrongful dismissal.

On April 11, 2025, Andy DeFrancesco (“DeFrancesco”) filed a notice of civil claim (the “Claim”) against the Company in the Supreme Court of British Columbia. In the Claim, DeFrancesco alleges that, in or around October 2023, the Company’s executives verbally agreed to issue $3.2 million worth of the Company’s common shares to DeFrancesco in exchange for past and future services provided to Damon, including advising and working with the Company on financings and other operational aspects. DeFrancesco further alleges the common shares were to be provided as soon as possible and that he delivered an irrevocable direction regarding delivery of the common shares in November 2023, however the Company has refused to issue the common shares. The relief sought by DeFrancesco includes specific performance of the alleged verbal agreement and damages for loss of opportunities caused by the alleged breach of contract or, alternatively, unjust enrichment on a quantum meruit basis for the services allegedly provided by DeFrancesco. The Company filed a response to the Civil Claim (defense) on May 9, 2025, denying all allegations.

On September 9, 2025, Damon Motors Inc. was served with a notice of civil claim (the “Notice”), which was filed on September 4, 2025, in the Supreme Court of British Columbia, by Moz Holdings Canada Inc. (“Moz”), the landlord of 704 and 714 Alexander Street, Vancouver, BC, where Damon Motors Inc. had previously occupied space. Moz alleges that Damon Motors Inc. has unpaid rent of $376,527 up to and including September 2025. Damon Motors does not agree with the claim made by Moz and will be filing a response denying the allegation.

Item 1A. Risk Factors

You should carefully consider the risk factors in the “Risk Factors” section of the Company’s annual report on Form 10-K filed on September 30, 2025, which are incorporated herein by reference. Our business, results of operations and financial condition could be materially adversely affected by these risks.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

a) Sales of Unregistered Securities

Tier II Regulation A Offering

On September 17, 2025, the Company commenced a Tier II Regulation A best-efforts offering of up to 300,000,000 units at $0.10 per unit, for gross proceeds of up to $30 million, pursuant to an offering statement qualified by the SEC on September 16, 2025. Each unit consists of one common share and one warrant to purchase one common share at an exercise price of $0.12 per share, exercisable for a period of three years. Investors subscribing $2,500 or more are entitled to receive additional bonus units, ranging from 2.5% to 10% of the purchase amount depending on the level of investment, with each bonus unit consisting of one bonus share and one bonus warrant on the same terms. As of November 13, 2025, we have issued 1,443,575 shares and 1,443,575 warrants under the Tier II Regulation A Offering.

c) Issuer Purchases of Equity Securities

None.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Mine Safety Disclosure

Not applicable.

Item 5. Other Information

a) The information set forth below is included herein for the purpose of providing the disclosure required under “Item 3.02 Unregistered Sales of Equity Securities.” of Form 8-K.

On September 17, 2025, the Company commenced a Tier II Regulation A best-efforts offering of up to 300,000,000 units at $0.10 per unit, for gross proceeds of up to $30 million, pursuant to an offering statement qualified by the SEC on September 16, 2025. Each unit consists of one common share and one warrant to purchase one common share at an exercise price of $0.12 per share, exercisable for a period of three years. Investors subscribing $2,500 or more are entitled to receive additional bonus units, ranging from 2.5% to 10% of the purchase amount depending on the level of investment, with each bonus unit consisting of one bonus share and one bonus warrant on the same terms.

The Company has conducted multiple closings under its Tier II Regulation A offering, with the most recent closing occurring on November 13, 2025. As of that date, the Company had issued a total of 1,443,575 shares and 1,443,575 warrants pursuant to the offering.

c) Rule 10b5-1 Trading Plans.

During the quarter ended September 30, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as such terms are defined under Item 408 of Regulation S-K).

Item 6. Exhibits

See the Exhibit index following the signature page to this Form 10-Q for a list of exhibits filed or furnished with this report, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DAMON INC.

Date: November 13, 2025	By:	/s/ Dominique Kwong
Dominique Kwong
Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Bal Bhullar
Bal Bhullar
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Certificate of Incorporation, and Notice of Articles (latest updated)	Form 10-Q	001-42190	3.1	December 18, 2024
3.2	Articles	Form 8-K	001-42190	3.1	November 18, 2024
4.1	Form of Warrant Agency Agreement for the Regulation A Offering	Form 1-A/A	024-12643	3.3	August 26, 2025
4.2	Form of Warrant for the Regulation A Offering	Form 1-A/A	024-12643	3.4	August 26, 2025
10.1*	Executive Employment Services Agreement, dated July 16, 2025, by and between Damon Inc. and Dominque Kwong	Form 8-K	001-42190	10.1	July 17, 2025
10.2*	Executive Employment Services Agreement, dated July 16, 2025, by and between Damon Inc. and Baljinder Bhullar	Form 8-K	001-42190	10.2	July 17, 2025
10.3	Form of Subscription Agreement	Form 1-A/A	024-12643	4.1	August 26, 2025
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1#	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
99.1	Agreement between Damon Inc. and DealMaker Securities LLC, dated June 27, 2025	Form 1-A	024-12643	6.33	July 22, 2025
99.2	Form of Tri-Party Escrow Agreement between Damon Inc., DealMaker Securities LLC and Enterprise Bank & Trust	Form 1-A/A	024-12643	8.1	August 26, 2025
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).					X

*	Indicates a management contract or compensatory plan.

#	This certification is deemed not filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.